USA VIDEO INTERACTIVE CORP.

March 15, 2002

02028106

02 MAR 28 AM 8:01

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
<u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
APR 10 2002
P THOMSON FINANCIAL

/cg
Encl.

dlo 3/28

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO Expands Its StreamHQ™ Services Client List

Latest Contract Opens Door to Value-Added Internet Marketing Services for the Automotive Industry

Mystic, Connecticut – March 15, 2002 – USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; www.usvo.com) today announced that the company has been contracted to provide Zmail and mediaClix™ services for a leading European-based sports car manufacturer, with an initial order for a 100,000-name Zmail campaign and a corresponding mediaClix™ campaign.

"We are pleased to have an ever growing client interest in our Internet marketing services, and we are thrilled that these clients are beginning to place larger Zmail™ distribution orders," said Daniel Kinnaman Vice President of Sales and Marketing for USVO. "Corporate marketing departments are beginning to recognize that these products are not just about reusing TV commercials, but about repurposing them to deliver unprecedented engagement and interaction with customers and prospects."

About USA Video Interactive

USVO is a developer and supplier of Internet streaming video and video on demand services. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added streaming media services. USVO holds the pioneering patent for store-and-forward video (number 5,130,792), and holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information on USA Video Interactive, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin and Frankfurt Stock Exchanges: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, (800)-625-2200; kyorio@usvo.com